Exhibit 99.1

BIOTIE THERAPIES CORP.	INTERIM REPORT	July 28, 2016 at 9.00 a.m.

Biotie Therapies Corp.’s Interim Report for the reporting period January 1 – June 30, 2016

Biotie Therapies Corp. (Biotie or the Company) (Nasdaq Helsinki: BTH1V) announces its interim report for the six month period ended June 30, 2016.

Company Highlights
April – June 2016

•	On January 19, 2016 Biotie announced that it entered into a combination agreement with Acorda Therapeutics, Inc. (Acorda) whereby Acorda, either directly or through a wholly-owned subsidiary, would make a public tender offer in Finland and in the United States to purchase all of the issued and outstanding shares, American Depositary Shares (ADSs), stock options, share units and warrants in Biotie that are not owned by Biotie or any of its subsidiaries (the Tender Offer). On April 13, 2016 Acorda announced the final results of the Tender Offer. As all the conditions to complete the Tender Offer had been satisfied it was confirmed that Acorda would complete the Tender Offer in accordance with its terms and conditions. The offer consideration was paid to the holders of equity interests who validly accepted the Tender Offer by April 8, 2016 in accordance with the terms and conditions of the Tender Offer, on or about April 18, 2016. Acorda also commenced a subsequent offer period in accordance with the terms and conditions of the Tender Offer (the Subsequent Offer Period). The Subsequent Offer Period commenced on April 14, 2016 and ended on April 28, 2016. The offer consideration was paid to holders of equity interests who had validly accepted the Tender Offer before the Subsequent Offer Period ended in accordance with its terms and conditions, on or about May 4, 2016. 694,904,307 shares, 3,178,662 ADSs, 435,000 2011 option rights, 4,280,125 2014 option rights, 12,401,120 2016 option rights, 1,949,116 swiss option rights, 25,000 2011 share rights, 3,972,188 2014 share rights and 220,400,001 warrants were tendered in the Tender Offer and Subsequent Offer Period, representing approximately 96.77 % of all the shares and votes in Biotie on a fully-diluted basis as defined in the terms and conditions of the Tender Offer.

•	On April 20, 2016 Acorda announced the redemption right and obligation under the Finnish Companies Act in respect of the Biotie shares held by the minority shareholders has arisen and that Acorda will initiate arbitral proceedings as provided in the Finnish Companies Act to effectuate the redemption of the Biotie shares held by minority shareholders. Biotie announced on 10 June, 2016 that based on an application filed by Acorda for the aforementioned arbitration proceedings, the Redemption Committee of the Finland Chamber of Commerce has petitioned the District Court of Finland Proper for the appointment of a trustee, in accordance with Chapter 18, Section 5 of the Finnish Companies Act, to look after the interests of Biotie's minority shareholders in the arbitration proceedings. In its decision, the District Court of Finland Proper appointed Attorney, MSc (Econ.) Jussi Perho to act as the trustee.

•	On June 13, 2016 Biotie announced that the voluntary delisting of its ADSs from the NASDAQ Global Select Market (Nasdaq US) had become effective. Following this, the ADSs are no longer tradable on any regulated security exchange. Biotie’s shares remain listed on Nasdaq Helsinki Ltd. (Nasdaq Helsinki), although the Company intends to delist the shares from Nasdaq Helsinki as soon as permitted and practicable under applicable laws.

•	Tozadenant, Biotie’s lead pipeline program, is in Phase 3 development in Parkinson’s disease. Patient recruitment continued during the second quarter into the TOZ-PD study, a 450-patient double-blind, placebo-controlled Phase 3 study with an open-label extension that is being conducted under a Special Protocol Assessment (SPA) with the U.S. Food and Drug Administration (FDA).

•	Phase 2 studies with SYN120 in Parkinson’s disease dementia and BTT1023 in primary sclerosing cholangitis, which are being conducted by third parties, continued to recruit patients.

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•	Biotie’s revenue for three months ended June 30, 2016 (three months ended June 30, 2015) was €0.9 million (€1.3 million) and the financial result was a net loss of €19.5 million (net loss of €9.0 million).

•	At June 30, 2016 Biotie had cash and cash equivalents and short term investments (reported as financial assets held at fair value through profit and loss), which together are referred to as liquid assets, of €51.6 million (€79.0 million, December 31, 2015; €94.2 million, June 30, 2015). Operating cash outflow for the six months ended June 30, 2016 was €25.7 million outflow (€12.8 million outflow for the six months ended June 30, 2015).

•	On June 29, 2016 Biotie announced that Timo Veromaa, President and CEO, David Cook, CFO and Stephen Bandak, CMO are leaving the Company by June 30, 2016. According to the announcement, the Board of Directors of Biotie has appointed Antero Kallio, M.D., as the new CEO and Kristian Rantala as CFO for the Company, effective July 1, 2016. The responsibilities of the Chief Medical Officer will be divided among the Company's research and development team staff members as well as with Acorda’s Chief Medical Officer Burkhard Blank, M.D.

Key events after the reporting period

•	Biotie announced on July 19, 2016 that the Redemption Committee of the Finland Chamber of Commerce has appointed an Arbitral Tribunal consisting of three arbitrators for the redemption proceedings concerning Biotie’s minority shares. The Arbitral Tribunal comprises Professor Seppo Villa (Chairman), attorney Carita Wallgren-Lindholm and attorney Justus Könkkölä.

Key figures (unaudited)

(€ in thousands)	3 months to June 30, 2016	3 months to June 30, 2015	6 months to June 30, 2016	6 months to June 30, 2015
Revenues	863	1,330	1,625	2,201
Research and development costs	(9,918)	(7,593)	(15,538)	(12,359)
Net loss	(19,463)	(9,004)	(31,135)	(14,898)
Loss per share (€)	(0.02)	(0.02)	(0.03)	(0.03)
Cash flow used in operating activities			(25,679)	(12,799)

(€ in thousands)	June 30, 2016	December 31, 2015
Liquid assets	51,588	79,044
Equity	75,177	105,720
Equity ratio (%)	65.4	74.6

Product Portfolio Review:

Selincro® (nalmefene) is a dual-acting opioid system modulator and the first therapy approved in Europe for the reduction of alcohol consumption in alcohol dependent individuals.

Biotie has licensed global rights to Selincro to Lundbeck. Under the terms of the agreement with Lundbeck, Biotie is eligible for up to €94 million in upfront and milestone payments, of which €22.5 million had been received at June 30, 2016, plus royalties on sales of Selincro. Biotie is eligible to receive further potential milestone payments on launches in certain ex-EU markets and if the product reaches certain pre-determined sales. Biotie will continue to receive royalties on sales and will make a contribution to Lundbeck towards post approval commitment studies.

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Lundbeck received European marketing authorization for Selincro in February 2013 and the product has since been introduced in Europe. Favorable reimbursement decisions were made in the second half of 2014 in a number of key markets, including France, Spain and the United Kingdom.

Lundbeck and Otsuka Pharmaceutical Co. Ltd. are collaborating, as part of their existing alliance, to develop and commercialize nalmefene in Japan, and a 660-patient Phase 3 study in Japan was commenced in Q1 2015.

Tozadenant (SYN115) is an orally administered, potent and selective adenosine A2a receptor antagonist being developed for the treatment of Parkinson’s disease.

In a 420-patient Phase 2b trial, tozadenant displayed clinically important and statistically significant effects across pre-specified primary and multiple secondary endpoints at a number of doses. In addition, tozadenant has been found to be generally safe and well tolerated in the ten clinical trials that have been conducted to date. Full data from the Phase 2b study were published in Lancet Neurology in July 2014.

In July 2015, Biotie announced the start of the tozadenant Phase 3 study in Parkinson's disease (study TOZ-PD). The Company has agreed on a Special Protocol Assessment for TOZ-PD with the FDA. Based on discussions with the FDA at the End of Phase 2 meeting, Biotie believes that the planned Phase 3 clinical program, together with existing data, could form the basis for approval of tozadenant as an adjunctive treatment to levodopa in Parkinson’s patients experiencing end-of-dose wearing off episodes. The TOZ-PD study will use the primary and secondary endpoints and enrollment criteria used in the Phase 2b clinical trial. The study is expected to enroll 450 patients experiencing levodopa related end-of-dose wearing off, who will be randomized to receive twice daily doses of 60mg or 120mg of tozadenant or placebo in addition to their standard anti-Parkinson’s disease medications for 24 weeks. The primary endpoint will be the reduction in the number of hours spent in the “off” state in patients taking tozadenant as compared to placebo between baseline and week 24, as assessed by patient-completed diaries and averaged over three consecutive days. The double-blind placebo controlled period is expected to be followed by a 52 week open label treatment period to collect additional clinical safety data. The study is currently planned to be conducted in the United States, Canada and selected European countries. Based on current estimates top-line data from the double-blind portion is expected to be available by the end of 2017.

Providing the double-blind portion of TOZ-PD meets its primary efficacy endpoint, another open label trial is expected to be initiated in a separate population of 450 patients to establish the requisite number of unique exposures required for approval.

Biotie has exclusive worldwide rights to develop and commercialize tozadenant for all uses to treat or prevent human diseases and disorders under a license agreement with F. Hoffmann-La Roche Ltd (Roche).

SYN120 is an oral, dual antagonist of the 5-HT6 and 5-HT2A receptors. These two distinct properties could result in a unique therapeutic profile for SYN120 combining pro-cognitive and antipsychotic activities in neuro-degenerative diseases, such as Parkinson’s and Alzheimer’s. SYN120 has completed single and multiple ascending dose Phase 1 clinical studies and a Phase 1 positron emission tomography imaging study to determine therapeutic dose for subsequent Phase 2 studies. In these trials, doses well above the anticipated therapeutic dose were well tolerated.

In July 2014, Biotie was awarded a grant of up to $2.0 million from the Michael J. Fox Foundation (MJFF) to investigate SYN120 in Parkinson's disease patients with dementia, and patient enrollment into a Phase 2a study partially funded under the grant was commenced in December 2014. The SYNAPSE study is an 80 patient, Phase 2a, randomized, double-blind, multi-center, placebo-controlled trial in patients with Parkinson's disease dementia. Patients are randomized 1:1 to placebo or SYN120 dosed once daily over a 16 week treatment period. In addition to assessing safety and tolerability, the main focus of the study is to establish efficacy of SYN120 on cognition using the Cognitive Drug Research (CDR) Computerized Cognition Battery as the primary efficacy endpoint. The study is being conducted by the Parkinson Study Group (PSG) at approximately 12 specialist sites in the United States. Biotie and the PSG share responsibility for the design and execution of the study. While SYN120 in the study appears safe and well

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tolerated, patient enrollment has been slower than expected. Active measures are being taken to increase recruitment, and top-line results of the study are currently expected in the second half of 2017.

Biotie has exclusive worldwide rights to develop and commercialize SYN120 under a license agreement with Roche and will be able to use data from the MJFF-funded study for any future regulatory submission for SYN120, including Alzheimer’s disease, although further clinical development plans in such indications will depend on the availability of funding.

BTT1023 is a fully human monoclonal antibody that specifically binds to vascular adhesion protein 1 (VAP-1), an endothelial cell adhesion receptor expressed on blood vessels. Recent investigation has shown that VAP-1, in addition to its previously demonstrated role in inflammation, is also involved in the process of fibrosis, which can occur in several organs and is poorly treated with current drugs.

In July 2014, Biotie partnered with the University of Birmingham, UK, who were awarded grant funding to conduct an investigator-sponsored, Phase 2, proof of concept study with BTT1023 in primary sclerosing cholangitis (PSC), a chronic and progressive orphan fibrotic disease for which there are currently no FDA-approved treatments. The grant was awarded by the UK’s National Institute for Health Research (NIHR) Efficacy and Mechanism Evaluation Programme, funded and managed by NIHR on behalf of the Medical Research Council - NIHR partnership. The grant holder and Co-Investigator for the study is Professor David Adams, Director of the NIHR Biomedical Research Unit in Liver Disease and Centre for Liver Research at the University of Birmingham.

The BUTEO study being funded under the grant opened for patient recruitment in March 2015. It is an open label, single arm, multi-center study that will evaluate efficacy, safety and pharmacokinetic properties of BTT1023 in 41 patients with PSC. Patients will receive BTT1023 via intravenous infusion every two weeks over an 11 week treatment period. The primary efficacy endpoint is a reduction of elevated levels of alkaline phosphatase, a blood biomarker of bile duct inflammation; secondary endpoints include various measures of liver injury and fibrosis.

The two-stage study design includes a pre-planned interim analysis. Based on current estimates, it is expected that the requisite number of patients will have been treated to enable the interim analysis to be completed in the first half of 2017.

The European Commission has granted BTT1023 Orphan Drug Designation in the EU for the treatment of PSC. In April 2016, Biotie submitted an application to the FDA for Orphan Drug Designation in the United States for BTT1023 in the treatment of PSC. Biotie retains full rights to BTT1023.

Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial information contained herein, which has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The Company presents its consolidated financial information in euros.

Overview

In the periods presented the Company has earned revenue from Lundbeck, in the form of royalties for Selincro, and from UCB in the form of Phase 3 development funding for tozadenant. The accounting policies that the Company applies in recognizing these revenues are set out in detail in note 2 to the consolidated financial statements for the year ended December 31, 2015.

The Company’s research and development activities are central to its business model and expenditure on research and development is recognized as an expense in the period in which it is incurred. The Company’s current research and development activities mainly relate to the following key programs, which are all currently recruiting patients: Phase 3 clinical trial of tozadenant in Parkinson’s disease; Phase 2a clinical trial of SYN120 in Parkinson’s disease dementia; and Phase 2 clinical trial of BTT1023 in primary sclerosing cholangitis.

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General and administrative expenses consist of salary-related and external costs related to the Company’s executive, finance and other support functions, including the costs associated of compliance with the on-going requirements of being a listed company on Nasdaq in the United States and on the Nasdaq OMX market in Helsinki, including insurance, general administration overhead, investor relations, legal and professional fees and audit fees. In 2016 general and administrative expenses also consisted of expenses related to the Acorda Tender Offer.

Other operating income consists primarily of grant income and rent received on a sub-lease.

The Company’s policy is to invest funds in low-risk investments, which primarily consists of money market funds and interest-bearing saving and investment accounts. Savings and deposit accounts generate a small amount of interest income. Interest expenses consist primarily of non-cash interest in respect of the Tekes loans and the convertible capital loan.

Other net financial income (expense) primarily relates to all non-interest related items and comprises net foreign exchange gains (losses) that arise from the Company’s intercompany borrowings, and unrealized and realized gains from money market funds, that are reflected as financial assets held at fair value through profit and loss.

The Company does not generally pay any corporate income taxes, as there are currently cumulative operating losses in each subsidiary company.

Results of Operations: comparison of the six months ended June 30, 2016 and June 30, 2015

Revenue

Revenue decreased by €0.6 million to €1.6 million for the six months ended June 30, 2016 compared to €2.2 million for the six months ended June 30, 2015. The decrease was primarily due to the €0.5 million commercial milestone for Selincro received in the second quarter of 2015.

Research and development expenses

Research and development expenses increased by €3.1 million for the six months ended June 30, 2016 to €15.5 million, compared to €12.4 million for the six months ended June 30, 2015. The majority of the expenditure in each period was in relation to tozadenant, with the increase mainly being due to the stage of the development activities.

General and administrative expenses

General and administrative expenses increased by 12.5 million to €16.0 million for the six months ended June 30, 2016, as compared to €3.5 million for the six months ended June 30, 2015. The increase was mainly due to professional advisor fees and other expenses in respect of the Acorda Tender Offer.

Other operating income

Other operating income increased by €0.3 million for the six months ended June 30, 2016 to €0.4 million, compared to €0.1 million for the six months ended June 30, 2015, due to the grant income received from MJFF.

Interest income

Interest income was minimal for both of the six months ended June 30, 2016 and 2015.

Interest expenses

Interest expenses consist of non-cash interest expenses accrued on the Tekes loans and the convertible capital loans, which remained broadly stable. As a result, interest expenses were €0.3 million for both of the six month periods ended June 30, 2016 and 2015.

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Other net financial income (expenses)

Other net financial income (expenses) mainly comprises net foreign exchange differences and was a net loss of €1.3 million for the six months ended June 30, 2016 and a net loss of €1.0 million for the six months ended June 30, 2015.

Other comprehensive income

Other comprehensive income comprises currency translation differences, which mainly arise from the translation of in-process R&D assets and goodwill in the Company’s foreign subsidiaries. It was a loss of €1.2 million for the six months ended June 30, 2016, compared to a gain of €7.0 million for the six months ended June 30, 2015.

Liquidity and Capital resources

Cash flows

Net cash outflow from operating activities for the six months ended June 30, 2016 was €25.7 million, an increase of €12.9 million as compared to the net cash outflow of €12.8 million during the same period in 2015, mainly due to higher general and administrative expenses.

Net cash inflow from investing activities was €13.9 million for the six months ended June 30, 2016, a decrease of €3.8 million as compared to the net cash inflow of €17.7 million in the same period in 2015, due to net investment in and proceeds from sale of financial assets at fair value through profit or loss.

Net cash inflow from financing activities was minimal for both the six months ended June 30, 2016 and June 30, 2015 and related solely to the proceeds from share issues in respect of employee equity plans.

Liquid assets, comprising cash and cash equivalents and financial assets at fair value through profit and loss, totaled €51.6 million at June 30, 2016 as compared to €79.0 million at December 31, 2015. The decrease of €27.4 million was mainly due to the utilization of cash flow for financing the operating activities, principally research and development expenses.

Cash and funding sources

Biotie’s main sources of revenue during the periods presented were from UCB in relation to tozadenant and royalties from Lundbeck in relation to Selincro sales.

The Company has no ongoing material financial commitments, such as lines of credit or guarantees, which are expected to affect its liquidity over the next five years, other than research and development loans, some of which are due for repayment as described in note 10 to the unaudited condensed consolidated financial statements for the six months ended June 30, 2016.

Personnel

During the reporting period January – June 2016 (2015), the average number of employees amounted to 43 (38) and at the end of the reporting period, Biotie employed 42 people (38 people).

Equity rights

All equity based incentive programs were subject to Acorda’s Tender Offer and all option and share rights granted to Biotie’s personnel pursuant to such programs are currently in the possession of Acorda.

Share capital and shares

Biotie has shares quoted on Nasdaq (Small Cap) in Helsinki (BTH1V). The Company’s shares all have equal rights and each share entitles the holder to one vote at the general meeting of shareholders.

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Biotie announced on June 13, 2016 that the voluntary delisting of its ADSs from the Nasdaq US became effective prior to the opening of trading on June 13, 2016. The delisting becoming effective means that the ADSs have no longer been tradable on any regulated security exchange as of June 13, 2016. Biotie shares remain listed on Nasdaq Helsinki, although the Company intends to delist the shares from Nasdaq Helsinki as soon as permitted and practicable under applicable laws.

Biotie's reporting obligations under applicable U.S. securities laws will continue in spite of the delisting of the Company’s ADS from the Nasdaq US. Following satisfaction of the relevant deregistration conditions under the applicable U.S. securities laws, Biotie intends to terminate its reporting obligations under U.S. securities laws and deregister all classes of its registered securities. Following termination of Biotie's reporting obligations under the U.S. Securities Exchange Act of 1934, much less information about Biotie will be available pursuant to the U.S. securities laws. Biotie intends to release further information on such deregistration and termination of reporting obligations at a later date. Biotie reserves the right, for any reason, to delay these filings, to withdraw them prior to effectiveness, and to otherwise change its plans in respect of delisting, deregistration and termination of reporting obligations in any way.

Biotie announced on May 18, 2016 the cancellation of 106,088,336 treasury shares held by the Company, which cancellation was registered with the Finnish Trade Register on May 24, 2016.

On June 30, 2016 the registered number of shares in Biotie Therapies Corp. was 983,519,747; of these 2,597,952 shares were held by Biotie Therapies AG. Therefore, the Company had 980,921,795 outstanding shares at that date. The registered share capital of Biotie was € 279,218,058.55 (FAS).

On April 13, 2016 Acorda announced the final results of the Tender Offer and on May 2, 2016 the final results of the Subsequent Offer Period. 694,904,307 shares, 3,178,662 ADSs, 435,000 2011 option rights, 4,280,125 2014 option rights, 12,401,120 2016 option rights, 1,949,116 swiss option rights, 25,000 2011 share rights, 3,972,188 2014 share rights and 220,400,001 warrants were tendered in the Tender Offer, representing approximately 96.77 % of all the shares and votes in Biotie on a fully-diluted basis as defined in the terms and conditions of the Tender Offer.

Market capitalization and trading

The key data for each of the shares listed in Helsinki and the ADS listed in the United States until June 13, 2016 during the six month period ended June 30, 2016 is shown below.

	Shares listed in Helsinki	ADS listed in the United States*
Price at end of period	€0.29	$25.80
Highest price during period	€0.30	$27.96
Lowest price during period	€0.15	$13.03
Average price during period	€0.28	$24.26
Market capitalization at end of period	€284.2 million	$317.18 million
Trading volume during period	907,517,627shares	3,997,174 ADS
Turnover during period	€265,055 thousand	$96,984 thousand

* The voluntary delisting of its ADSs from the Nasdaq US became effective prior to the opening of trading on 13 June, 2016

Biotie announced on May 18, 2016, that Biotie and Nordea Bank Finland Plc have jointly agreed to terminate the market-making agreement entered into between Biotie and Nordea on September 21, 2009. The market-making ended on June 20, 2016.

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Changes in ownership

During the second quarter, the Company received several flagging notifications (pursuant to Chapter 9, Section 5 of the Finnish Securities Markets Act) from shareholders whose holdings of shares and votes in the Company either had increased or decreased as a result of the close of the Tender Offer. The information in the flagging notifications has been disclosed by several stock exchange releases dated April 12, 2016, April 14, 2016 and April 20, 2016.

On April 11, 2016 Acorda announced that it will complete the Tender Offer in accordance with its terms and conditions. According to the flagging notification received by Biotie from Acorda on April 14, 2016 the completion trades for the shares and other equity interests than the ADSs tendered into the Tender Offer have been executed on April 14, 2016, and the completion trades for the ADSs will be executed on April 18, 2016. According to the notification, all the completion trades will be settled on or about April 18, 2016, whereby the title to the equity interests tendered into the tender offer will pass to Acorda.

Risk factors

Set forth below is a description of risk factors that could affect the Company. There may, however, be additional risks unknown to the Company and other risks currently believed to be immaterial that could turn out to be material. The business, financial condition or results of operations of Biotie could be materially and adversely affected if any of these risks occurs, either individually or together.

Risks related to the Company’s financial position and capital requirements

•	The Company has incurred net losses since its inception and anticipates that it will continue to incur substantial operating losses for the foreseeable future

•	The Company may never achieve or sustain profitability

•	The Company cannot assure its investors of the adequacy of its capital resources to successfully complete the development and commercialization of its product candidates, and a failure to obtain additional capital, if needed, could force the Company to delay, limit, reduce or terminate its product development or commercialization efforts

•	The adequacy of the Company’s capital resources is particularly dependent on cash generation from milestones and royalties in connection with sales of Selincro and other sources of non-dilutive funding

•	Raising additional capital may cause dilution to the Company’s existing shareholders, restrict its operations or require the Company to relinquish, or license on unfavorable terms, its rights to its product candidates and may impact any future potential revenue streams

•	Impairment charges or write-downs on the Company’s assets could have a significant adverse effect on its results of operations and financial results

•	The Company is exposed to risks related to currency exchange rates

•	The Company conducts a significant portion of its operations outside Finland and other eurozone countries, principally in the United States

Risks related to the development and clinical testing of the Company’s product candidates

•	The Company depends significantly on the success of tozadenant and its other product candidates. Tozadenant and its other product candidates are still in clinical development. If the Company’s clinical trials are not successful, the Company does not obtain regulatory approval or is unable, or unable to find a partner, to commercialize tozadenant or the Company’s other product candidates, or the Company experiences significant delays in doing so, its business, financial condition and results of operations will be materially adversely affected

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•	Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes

•	The results of previous clinical trials may not be predictive of future results and clinical trials of product candidates may not be successful

•	The design and conduct of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed

•	If clinical trials of the Company’s product candidates are prolonged or delayed, it may be unable to obtain required regulatory approvals, and therefore be unable to commercialize its product candidates on a timely basis or at all

•	If serious adverse, undesirable or unacceptable side effects or preclinical findings are identified during the development of the Company’s product candidates or following approval, the Company may need to abandon its development of such product candidates, the commercial profile of any approved label may be limited, or the Company may be subject to other significant negative consequences following marketing approval

•	The Company depends on enrollment of patients in its clinical trials for its product candidates. If the Company is unable to enroll patients in its clinical trials, its research and development efforts could be materially adversely affected

•	Due to the Company’s limited resources and access to capital, the Company must and has in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect the Company’s revenues

Risks related to regulatory approval of the Company’s product candidates

•	Clinical development, regulatory review and approval by the U.S Food and Drug Administration (FDA), the European Medicines Agency (EMA) and comparable foreign regulatory authorities are lengthy, time consuming, expensive and inherently unpredictable activities. If the Company is ultimately unable to obtain regulatory approval for its product candidates, its business will be substantially harmed

•	The FDA’s agreement to the Company’s special protocol assessment for its Phase 3 trial of tozadenant does not guarantee any particular outcome from regulatory review, including ultimate approval and may not lead to a faster development or regulatory review or approval process

•	If the Company fails to obtain regulatory approval in any jurisdiction, it will not be able to market its’ products in that jurisdiction

•	Even if the Company’s product candidates obtain regulatory approval, it will be subject to ongoing regulatory review, which may result in significant additional expense. Additionally, the Company’s product candidates, if approved, could be subject to restrictions, and it may be subject to penalties if it fails to comply with regulatory requirements or experience unanticipated problems with its products

•	The Company may be unable to obtain orphan drug designation or exclusivity in the United States for BTT1023. If the Company’s competitors are able to obtain orphan drug exclusivity for their products in the same indication for which the Company is developing BTT1023, the Company may not be able to have its product candidate approved by the applicable regulatory authority for a significant period of time. Conversely, the Company may not be able to benefit from the associated marketing exclusivity from orphan drug exclusivity that it obtains

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Risks related to commercialization of the Company’s product candidates

•	The Company is likely to face significant competition and if its competitors develop and market products that are more effective, safer or less expensive than the Company’s product candidates, the Company’s commercial opportunities will be negatively impacted

•	The successful commercialization of the Company’s product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate reimbursement levels and pricing policies

•	Even if approved, if any of the Company’s products or product candidates do not achieve broad market acceptance among physicians, patients, the medical community and third-party payors, the Company’s revenue generated from their sales will be limited

•	The market for tozadenant and the Company’s other product candidates may not be as large as it expects

•	The Company has never commercialized a product candidate before and may lack the necessary expertise, personnel and resources to successfully commercialize its products on its own or together with suitable partners

Risks related to the Company’s reliance on third parties

•	Collaborations on products and product candidates are important to the Company’s business, and future collaborations may also be important to the Company. If the Company is unable to maintain any of these collaborations, if these collaborations are not successful, or if it fails to enter into new strategic relationships, the Company’s business could be adversely affected

•	The success of the Company’s strategic partnerships and collaborations depends, to a significant degree, on the performance of the Company’s partners, over which it has little or no control

•	The Company relies on third parties to conduct its nonclinical and clinical trials and perform other tasks for the Company. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, the Company may not be able to obtain regulatory approval for, or commercialize, its’ product candidates and its business could be substantially harmed

•	The Company currently relies on third-party suppliers and other third parties for production of its product candidates and the Company’s dependence on these third parties may impair the advancement of its research and development programs and the development of its product candidates

•	Certain of the drug substances and drug products for the Company’s product candidates are currently acquired from single-source suppliers. The loss of these suppliers, or their failure to supply the Company with the drug substance or drug product, could materially and adversely affect the Company’s business

Risks related to the Company’s intellectual property

•	If the Company is unable to obtain and maintain sufficient intellectual property protection for its product or product candidates, or if the scope of its intellectual property protection is not sufficiently broad, the Company’s ability to commercialize its product and product candidates successfully and to compete effectively may be adversely affected

•	Changes in patent law could diminish the value of patents in general, thereby impairing the Company’s ability to protect its product candidates

•	The Company’s commercial success depends significantly on its ability to operate without infringing the patents and other proprietary rights of third parties

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•	The Company is dependent on third parties for the prosecution, protection, and enforcement of intellectual property rights relating to some of its products and product candidates

•	The Company depends on licenses for development and commercialization rights to its products, product candidates and technologies. Termination of these rights or the failure to comply with obligations under these or other agreements under which the Company obtains such rights could materially harm its business and prevent the Company from developing or commercializing its products and product candidates

•	If trademarks and trade names related to the Company’s products or product candidates are not adequately protected, then the Company may not be able to build name recognition in its markets of interest and its business may be adversely affected

•	If the Company is unable to protect the confidentiality of its proprietary information, the value of its technology and products could be adversely affected

•	Obtaining and maintaining the Company’s patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for noncompliance with these requirements

•	Certain of the Company’s current and former employees and patents are subject to Finnish law and therefore may be eligible to receive compensation based on the Company’s future income related to intellectual property invented or coinvented by these employees

•	The Company’s internal computer systems, or those of its collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of its product development programs

Risks related to the Company’s business and industry

•	The Company’s relationships with health care professionals, institutional providers, principal investigators, consultants, customers (actual and potential) and third-party payors are, and will continue to be, subject, directly and indirectly, to federal and state health care fraud and abuse, false claims, marketing expenditure tracking and disclosure, government price reporting, and health information privacy and security laws. If the Company is unable to comply, or has not fully complied, with such laws, it could face penalties, including, without limitation, civil, criminal, and administrative penalties, damages, fines, exclusion from government-funded health care programs, such as Medicare and Medicaid in the US, and the curtailment or restructuring of the Company’s operations

•	The Company may become exposed to costly and damaging liability claims, either when testing its product candidates in the clinic or at the commercial stage; and the Company’s product liability insurance may not cover all damages from such claims

•	Price controls may be imposed in certain markets, which may adversely affect the Company’s future profitability

•	The impact of recent health care reform legislation in the US and other changes in the health care industry and in health care spending on the Company is currently unknown, and may adversely affect its business model

•	The Company and its contract manufacturers and its suppliers could be subject to liabilities, fines, penalties or other sanctions under environmental, health and safety laws and regulations if the Company or they fail to comply with such laws or regulations or otherwise incur costs that could have a material adverse effect on the success of the Company’s business

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Risks related to employee matters and managing growth

•	If the Company fails to attract and keep key scientific and other personnel, the Company may be unable to successfully develop its products, conduct its clinical trials and commercialize its product candidates

•	The Company may encounter difficulties in managing its growth and expanding its operations successfully

•	The Company has broad discretion in the use of the net proceeds from the US public offering and may not use them effectively

•	If the Company fails to maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results or prevent fraud. As a result, shareholders could lose confidence in its financial and other public reporting, which would harm its business and the trading price of its shares

Risks related to the Company’s shares

•	As a result of the closing of the Tender Offer, the ownership of approximately 97% of all the shares and votes in the Company had transferred to Acorda. Therefore, liquidity in the Company’s shares has substantially decreased

Financial calendar 2016

Due to the ongoing compulsory redemption proceedings in accordance with the Finnish Companies Act and the contemplated delisting of the Company’s shares from Nasdaq Helsinki, it is possible that the Company may not issue any further interim reports. Should a report for the period ending on September 30, 2016 be issued, the release date of the reports is as follows

Interim report for January - September 2016	November 10, 2016

Outlook for 2016 and key upcoming milestones

Selincro® (nalmefene): Biotie anticipates that Lundbeck will continue to make sales of Selincro in European markets during 2016, albeit that following the announcement made by Lundbeck in August 2015 it may devote fewer resources to Selincro going forward. In addition to royalties, Biotie may also receive further milestone payments if the product reaches certain pre-determined sales.

Tozadenant (SYN115): The Phase 3 clinical study, which is expected to be the second pivotal study required for registration, will continue to recruit patients during 2016, with top-line data from the double-blind part of the study expected by the end of 2017. This will be followed by the open-label portion of the study and a separate open-label study. Additional studies required for a regulatory filing package will continue to be completed prior to regulatory submissions.

SYN120: The 80-patient Phase 2 study with SYN120 in Parkinson's disease dementia (the SYNAPSE study), funded by MJFF, is being conducted by the Parkinson Study Group at approximately 12 specialist sites in the United States. Patient enrollment will continue and top-line results of the study are expected in the second half of 2017.

BTT1023: The 41-patient investigator-sponsored Phase 2 study in primary sclerosing cholangitis (the BUTEO study) is being conducted in the UK and is supported by grant funding from the UK’s National Institute for Health Research. Patient recruitment will continue, and it is expected that the requisite number of patients will have been treated to enable a pre-planned interim analysis in this two-stage study in the first half of 2017.

Financial: The Company expects to continue its investment in its development products in 2016 and will incur significant research and development expenses as the current studies progress. The Company has a

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strong level of liquid resources after the financing obtained in 2015 and this, together with further Selincro royalties, is expected to be sufficient for all the Company’s currently ongoing development activities; these liquid resources will decrease over time, as they are invested in the Company’s product development programs.

Strategic: The Company’s primary focus is to ensure that the Phase 3 clinical study for tozadenant is efficiently and effectively executed, with the top-line data expected by the end of 2017. SYN120 and BTT1023, significantly funded by non-dilutive financing, are expected to reach significant potential inflection points in the second and first halves of 2017, respectively. The completion of the Tender Offer by Acorda is not expected to have a significant impact on these objectives.

Annual General Meeting

The Annual General Meeting of Biotie Therapies Corp. was held on May 3, 2016 and the resolutions of the meeting were published with a stock exchange release released on the same day.

•	The financial statements for the financial year 2015 were adopted and the results of the financial year was booked.

•	It was resolved that no dividend for the financial year 2015 will be paid and that the losses of the parent company for the financial year 2015 amounting to EUR 5.2 million (FAS), will be carried forward to shareholders' equity.

•	The members of the Board of Directors and the President and CEO were discharged from liability.

•	The number of the members of the Board of Directors was resolved to be three. Ron Cohen, Michael Rogers and Jane Wasman were elected as the members of the Board of Directors.

•	It was resolved that no remuneration is payable to Board members. Reasonable travel and other expenses related to Board work shall however be covered by the Company.

•	The number of auditors was resolved to be one, being Ernst & Young Oy, a firm of Authorised Public Accountants, Mr. Erkka Talvinko, Authorised Public Accountant, acting as the auditor in charge. It was further resolved that the auditors' fees shall be paid pursuant to a reasonable invoice.

•	At the organization meeting of the new Board of Directors, which convened immediately after the Annual General Meeting, Ron Cohen was elected as the Chairman of the Board of Directors and the Board resolved not to set up any Board committees. Based on the evaluation of independence, the Board of Directors concluded that all members of the Board of Directors are independent of the company, but dependent of its significant shareholder.

The stock exchange release regarding the resolutions of the Annual General Meeting of Biotie was published on May 3, 2016.

Key events after the reporting period

•	Biotie announced on July 19, 2016 that the Redemption Committee of the Finland Chamber of Commerce has appointed an Arbitral Tribunal consisting of three arbitrators for the redemption proceedings concerning Biotie’s minority shares. The Arbitral Tribunal comprises Professor Seppo Villa (Chairman), attorney Carita Wallgren-Lindholm and attorney Justus Könkkölä.

About Biotie

Biotie is a biopharmaceutical company focused on products for neurodegenerative and psychiatric disorders. Biotie’s development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner Lundbeck. The current development products include tozadenant for Parkinson's disease, which is in

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Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson’s disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

Biotie's shares are listed on NASDAQ Helsinki (BTH1V).

Group structure: The parent company of the group is Biotie Therapies Corp. The domicile of the company is Turku, Finland. The Company has two operative subsidiaries, Biotie Therapies Inc, located in South San Francisco, United States of America and Biotie Therapies AG, located in Zurich, Switzerland.

The Group also has two non-operational subsidiaries, Biotie Therapies GmbH located in Radebeul, Germany and Biotie Therapies International Ltd located in Finland.

Acorda currently holds approximately 97 % of the outstanding shares in the Company and Biotie belongs to the Acorda group of companies.

Forward looking statements: This interim report may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Biotie’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Biotie’s product candidates, plans to pursue research and development of product candidates, the clinical utility of Biotie’s product candidates, the timing or likelihood of regulatory filings and approvals, Biotie’s intellectual property position, expectations regarding payments under Biotie’s collaborations and Biotie’s competitive position. These risks and uncertainties also include those described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Biotie’s 2015 Annual Report on Form 20-F and future filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Biotie does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Turku, 28 July, 2016

Biotie Therapies Corp.
Board of Directors

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CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

		For the three month period ended June 30,		For the six month period ended June 30,
(€ in thousands, except per share data)	Note	2016	2015	2016	2015
Revenue	3	863	1,330	1,625	2,201
Research and development expenses		(9,918)	(7,593)	(15,538)	(12,359)
General and administrative expenses		(11,249)	(1,775)	(16,011)	(3,505)
Other operating income		344	66	377	66
Operating loss		(19,960)	(7,972)	(29,547)	(13,597)
Interest income		20	-	46	1
Interest expenses		(171)	(156)	(317)	(307)
Other net financial income (expenses)		648	(876)	(1,317)	(995)
Loss before taxes		(19,463)	(9,004)	(31,135)	(14,898)
Income tax	4	-	-	-	-
Net loss		(19,463)	(9,004)	(31,135)	(14,898)
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences*		1,306	(1,143)	(1,226)	7,038
Total other comprehensive income		1,306	(1,143)	(1,226)	7,038
Total comprehensive income		(18,157)	(10,147)	(32,361)	(7,860)
Net loss attributable to equity holders of the parent		(19,463)	(9,004)	(31,135)	(14,898)
Total comprehensive loss attributable to equity holders of the parent		(18,157)	(10,147)	(32,361)	(7,860)
Loss per share (EPS) basic & diluted, €	5	(0.02)	(0.02)	(0.03)	(0.03)

*The translation differences mainly arise in relation to in-process R&D assets and goodwill.

All activities relate to continuing operations.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at	As at
(€ in thousands)	Note	June 30, 2016 (unaudited)	December 31, 2015
ASSETS
Non-current assets
Intangible assets	6	51,876	52,572
Goodwill	6	6,375	6,462
Property, plant and equipment	7	458	564
Non-current pre-payments	8	3,449	3,698
Other financial assets		339	345
Total non-current assets		62,497	63,641
Current assets
Accounts receivable and other receivables		2,781	1,017
Financial assets at fair value through profit or loss	9	17,902	32,282
Cash and cash equivalents		33,687	46,762
Total current assets		54,370	80,061
Total assets		116,867	143,702
EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	11	267,418	267,418
Reserve for invested unrestricted equity		5,437	5,417
Other reserves		14,178	15,404
Retained earnings		(211,856)	(182,519)
Total equity		75,177	105,720
Non-current liabilities
Non-current financial liabilities	9	20,152	20,690
Other non-current liabilities		10,484	10,302
Non-current deferred revenues		2,000	2,000
Total non-current liabilities		32,636	32,992
Current liabilities
Current financial liabilities		538	-
Accounts payable and other current liabilities		8,516	4,990
Total current liabilities		9,054	4,990
Total liabilities		41,690	37,982
Total shareholders’ equity and liabilities		116,867	143,702

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNaudited)

Attributable to equity holders of the parent company

(€ in thousands)	Note	Share capital	Reserve for invested unrestricted equity	Other reserves	Retained earnings	Share- holders' equity total
Balance at January 1, 2015		193,285	5,378	9,029	(155,069)	52,623
Net loss for the period		-	-	-	(14,898)	(14,898)
Other comprehensive income		-	-	7,038	-	7,038
Total comprehensive income (loss)		-	-	7,038	(14,898)	(7,860)
Share based compensation	12	-	-	-	374	374
Options and RSU exercised	12	-	39	-	-	39
Issue of convertible notes and warrants	11	33,060	-	-	-	33,060
Transaction costs related to convertible note issue	-	(2,844)	-	-	-	(2,844)
Issue of share capital	11	50,239	-	-	-	50,239
Transaction costs related to share issue	-	(6,154)	-	-	-	(6,154)
		74,301	39	7,038	(14,524)	66,854
Balance at June 30, 2015		267,586	5,417	16,067	(169,593)	119,477

Balance at January 1, 2016		267,418	5,417	15,404	(182,519)	105,720
Net loss for the period		-	-	-	(31,135)	(31,135)
Other comprehensive income		-	-	(1,226)	-	(1,226)
Total comprehensive income (loss)		-	-	(1,226)	(31,135)	(32,361)
Share based compensation	12	-	-	-	1,798	1,798
Options and RSU exercised	12	-	20	-	-	20
		-	20	(1,226)	(29,337)	(30,543)
Balance at June 30, 2016		267,418	5,437	14,178	(211,856)	75,177

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		For the six month period ended June 30,
(€ in thousands)	Note	2016	2015
Cash flow from operating activities
Net loss		(31,135)	(14,898)
Adjustments for:
Other non-cash transactions	13	1,878	288
Interest income		(46)	(1)
Interest expenses		317	308
Other net financial income (expenses)		1,317	995
Change in working capital:
Change in accounts receivables and other receivables		(1,764)	(3,922)
Change in accounts payable and other liabilities		3,526	4,458
Change in non-current prepayments		249	-
Change in other financial assets		6	-
Interest paid		(27)	(27)
Net cash used in operating activities		(25,679)	(12,799)
Cash flow from investing activities
Investments in financial assets at fair value through profit and loss		(21)	-
Proceeds from sale of financial assets at fair value through profit and loss		13,890	17,818
Investments in property, plant and equipment		(7)	(80)
Investments in intangible assets		-	(2)
Net cash (used in)/from investing activities		13,862	17,736
Cash flow from financing activities
Proceeds from option exercise and RSU delivery		20	39
Net proceeds from convertible note and warrants issue		-	30,216
Net proceeds from share issue		-	44,085
Repayment of finance lease liabilities		(14)	-
Net cash from financing activities		6	74,339

Net increase/(decrease) in cash and cash equivalents		(11,811)	79,275
Effect of changes in exchange rates on cash and cash equivalents		(1,264)	(296)
Cash and cash equivalents at the beginning of the period		46,762	7,452
Cash and cash equivalents at the end of the period		33,687	86,431

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	General Information

Biotie Therapies Oyj (Biotie or the Company) is a biopharmaceutical company incorporated and domiciled in Finland, with its headquarters at Joukahaisenkatu 6, Turku, Finland, focused on products for neurodegenerative and psychiatric disorders. Biotie operates primarily in Finland and in the United States. Biotie's development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner Lundbeck. The current development products include tozadenant for Parkinson's disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson's disease dementia and primary sclerosing cholangitis, a rare fibrotic disease of the liver. Biotie's shares are listed on NASDAQ Helsinki (BTH1V) and until June 13, 2016 on Nasdaq US (BITI). As used in these condensed consolidated financial statements, unless the context indicates otherwise, all references to Biotie or the Company or the Group refer to Biotie Therapies Oyj and all its consolidated subsidiaries.

The unaudited condensed consolidated financial statements were approved for issue by the Board of Directors on July 28, 2016.

2.	Summary of Significant Accounting Policies

2.1	Basis of Preparation

These unaudited condensed consolidated financial statements for the six months ended June 30, 2016 of the Company have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) have been condensed or omitted. However, in the opinion of management, these financial statements contain all adjustments necessary to present a fair statement of results. All adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. Accordingly, these condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2015.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the end of the reporting period, as well as the reported amounts of income and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from them. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated financial statements are disclosed in note 2.11.

The notes to the condensed consolidated financial statements have been rounded to thousand Euros, unless otherwise stated.

2.2	Changes in Accounting Policies and Disclosures

The accounting policies applied are consistent with those discussed in the Company’s annual consolidated financial statements.

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(a)	New and amended IFRS standards and IFRIC interpretations not yet adopted by the Company

The following standards have been issued, but are not effective until after December 31, 2016, and are considered relevant for the Company, The Company is currently assessing their potential impact on the accounting policies, financial position and performance of the Company.

•	IFRS 9, Financial instruments

•	IFRS15, Revenue from Contracts with Customers

2.3	Consolidation

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date at which control is transferred to the Company and are de-consolidated from the date that control ceases. The acquisition method of accounting is used to account for subsidiaries acquired through a business combination.

Intra-group transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

2.4	Segment Reporting

Biotie continues to operate in one reportable segment, which comprises the development of pharmaceutical products. The Chief Executive Officer is identified as the chief operating decision maker. The Chief Executive Officer reviews the consolidated operating results regularly to make decisions about the resources and to assess overall performance.

2.5	Seasonality of Operations

The Company’s results have varied substantially, and are expected to continue to vary, from quarter to quarter depending on the royalty streams and level of development activities within the quarter. The Company, therefore, believes that period to period comparisons should not be relied upon as indicative of future financial results. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

2.6	Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments with original maturities of less than three months.

2.7	Share capital

Shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds of the share issue.

When a Group company purchases Parent Company’s shares (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received net of any directly attributable incremental transaction costs and the related income tax effect is included in the equity attributable to the Company’s equity holders.

In April and May 2015, the Company issued convertible notes and warrants in exchange for cash in an arms’ length transaction that had been approved by the Company’s shareholders. The convertible notes

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and warrants issued by the Company have a fixed-to-fixed ratio and do not contain an obligation for a cash redemption by the Company. Accordingly, both instruments met the equity classification criteria at inception and the proceeds received, net of directly attributable incremental costs, were recorded as share capital. In accordance with the terms and conditions of the note agreements, all the convertible notes automatically converted into the Company’s shares at the date of the US Offering on June 16, 2015. The warrants continue to be outstanding at June 30, 2016 and upon exercise of a warrant, the subscription price to be paid in cash for each warrant exercised will be recorded as share capital.

Under the Finnish Companies Act reserve for unrestricted equity includes the part of a subscription price of a share that is not credited to share capital as well as other equity inputs that are not to be credited to some other reserve. Exercise prices of the share options are included in the reserve for unrestricted equity.

2.8	Income taxes

Income tax expense consists of current and deferred taxes. The income tax effects of items recognized in other comprehensive income or directly in equity are similarly recognized in other comprehensive income or equity, respectively. The current income tax charge is calculated on the basis of the tax laws enacted in the countries where the Company operates and generates taxable income. Taxes on income in interim periods are accrued using tax rates that would be expected to be applicable to total annual profit or loss.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences arise primarily from in-process R&D intangible assets, R&D credits and deferrals, depreciation on property, plant and equipment and net operating loss tax carryforwards.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred taxes are determined using a tax rate enacted, or substantially enacted, as of the date of the balance sheet date in the respective countries. However, deferred taxes are not recognized if they arise from the initial recognition of goodwill, or in the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss.

2.9	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net income (loss) attributable to shareholders by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings (loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding assuming the conversion of all dilutive potential ordinary shares.

2.10	Provisions and Contingent Liabilities

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in a provision due to passage of time is recognized in interest expenses.

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2.11	Critical Accounting Estimates and Judgments

The preparation of condensed consolidated financial statements requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

In preparing these condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements. The condensed consolidated financial statements do not include all disclosures for critical accounting estimates and judgment that are required for the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2015.

3.	Revenue

		For the three month period ended June 30,	For the six month period ended June 30,
(€ in thousands)	2016	2015	2016	2015
Royalties from Lundbeck license agreement	863	830	1,625	1,488
Commercial milestone payments from Lundbeck license agreement	-	500	-	500
Phase 3 development funding from UCB	-	-	-	213
Total	863	1,330	1,625	2,201

4.	Income Tax

No income tax charge or benefit has been recognized in the six month period ended June 30, 2016, or the corresponding period in 2015. Management’s judgment is that sufficient evidence is not currently available that future taxable profits will be available against which the unused tax losses or unused tax credits can be utilized by the fiscal entities and, therefore, a deferred tax asset has not been recognized.

5.	Loss Per Share

(a)	Basic loss per share

Basic loss per share is calculated by dividing the net loss attributable to shareholders of the parent by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares.

	For the three month period ended June 30,		For the six month period ended June 30,
	2016	2015	2016	2015
Net loss attributable to equity holders of the parent (€ in thousands)	(19,463)	(9,004)	(31,135)	(14,898)
Weighted average number of outstanding shares (in thousands)	1,001,678	539,882	1,044,038	496,861
Basic loss per share (€ per share)	(0.02)	(0.02)	(0.03)	(0.03)

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(b)	Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding assuming conversion of all dilutive potential ordinary shares. The Company has four kinds of potentially dilutive instruments comprising stock options, restricted share units (RSU), a convertible capital loan and warrants over its shares. For the six month periods ended June 30, 2016 and June 30, 2015, because there was a loss for the period the potential dilutive shares have an anti-dilutive effect (i.e. decrease the loss per share) and are, therefore, excluded from the calculation of diluted loss per share. Consequently, the dilutive loss per share is the same as the basic loss per share shown above.

6.	Intangible Assets and Goodwill

(€ in thousands)	In-process R&D	Production licenses	Software	Other intangible assets	Intangible assets total	Goodwill
Book value January 1, 2016	52,119	416	37	-	52,572	6,462
Additions	-			-	-	-
Amortization	-	(19)	(16)	-	(35)	-
Translation differences	(660)			-	(660)	(87)
Book value June 30, 2016	51,459	397	21	-	51,876	6,375
At March 31, 2016
Acquisition cost	98,297	762	338	10	99,407	5,549
Accumulated amortization and impairment	(55,368)	(365)	(317)	(10)	(56,060)
Translation differences	8,530	-	-		8,530	826
Book value June 30, 2016	51,459	397	21	-	51,876	6,375

The amortization charge was €35 thousand for the six month period ended June 30, 2016 (€57 thousand for the three month period ended June 30, 2015) and €17 thousand for the three month period ended June 30, 2016 (€16 thousand for the three month period ended June 30, 2015).

In-process R&D assets represents the fair value assigned to development projects that the Company acquired through business combinations, which at the time of the acquisition had not led to marketing approvals that are required for commercialization. At June 30, 2016 in-process R&D assets only comprised the tozadenant (SYN115) and SYN120 in-process R&D assets. Amounts capitalized as in-process R&D assets are not amortized until marketing approval has been received for the relevant regulatory authorities. In-process R&D assets are tested for impairment annually, at December 31, and whenever there is an indication that the asset may be impaired; there have been no such indications during the six months ended June 30, 2016.

For goodwill, the Company assesses the aggregate fair value of the business as a whole, as there is only one cash generating unit, on an annual basis at December 31 and whenever there is an indication that goodwill may be impaired; there have been no such indications during the three months ended June 30, 2016.

7.	Property Plant & Equipment

(€ in thousands)	Machinery and equipment
Book value January 1, 2016	564
Additions	7
Depreciation	(106)
Translation differences	(6)
Book value June 30, 2016	458
At June 30, 2016
Acquisition cost	4,971
Accumulated depreciation	(4,528)
Translation differences	16
Book value June 30, 2016	458

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The depreciation charge was €106 thousand for the six month period ended June 30, 2016 (€91 thousand for the six month period ended June 30, 2015) and €54 thousand for the three month period ended June 30, 2016 (€66 thousand for the three month period ended June 30, 2015).

8.	Non-current pre-payments

The Company has made advances to the CRO (Contract Research Organization) in connection with the tozadenant Phase 3 trial in Parkinson’s disease. These advances cover various activities that are expected to take place near the completion of the project. The CRO will hold such advances in escrow until the activities are performed. The Company classifies these deposits as non-current assets as they are not expected to be utilized within the next 12 month period.

9.	Financial Assets Held at Fair Value through Profit and Loss and Non-Current Financial Liabilities

	As at
(€ in thousands)	June 30, 2016	December 31, 2015
Assets
Financial assets held at fair value through profit or loss	17,902	32,282

Liabilities
Non-current financial liabilities	20,152	20,690

Financial assets held at fair value through profit or loss, consisting mainly of investments to money market funds, are measured at their fair value based on quoted bid prices at the reporting date. The fair values are based on fund manager reports and are classified within Level 1or Level 2 in the fair value hierarchy. For Level 1, the fair value measurement is directly obtained from an active market. For Level 2, the fair value measurement is based on observable quoted market information, although it is not directly obtained from an active market (Level 1). According to the Company’s investment policy, money market funds held in Europe must have a Morning Star rating of three stars or higher. Money market funds in the U.S. must be rated AAA by Moody’s or AAA by Standard and Poor’s.

Non-current financial liabilities consist of non-convertible capital loans from Tekes, long-term R&D loans from Tekes and a convertible capital loan which are carried at cost. For fair value disclosure purposes only, the valuation technique that would be used to measure the non-current financial liabilities would rely on unobservable market data and therefore the fair value measures of the loans would be classified as Level 3 in the fair value hierarchy. The Company has determined that it would not be reasonable to present fair values for the loans, as the Group only has access to Tekes loans and a convertible loan, i.e. similar government grant loans the Company already has with largely identical terms to the current loans.

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10.	Financial Risk Management and Financial Instruments

The operations of the Company expose it to financial risks. The main risk that the Company is exposed to is liquidity risk, with capital management being another important area given the Company’s financing structure. The Company’s risk management principles focus on the unpredictability of the financial markets and aims at minimizing any undesired impacts on the Group’s financial result. The Board of Directors defines the general risk management principles and approves operational guidelines concerning specific areas including but not limited to liquidity risk, foreign exchange risk, interest rate risk, credit risk, the use of derivatives and investment of the Company’s liquid assets. During the periods presented, the Company or its subsidiaries have not entered into any derivative contracts.

The condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as at December 31, 2015. There have been no changes in the financial management team that is responsible for financial risk management or in the Company’s financial risk management policies since December 31, 2015.

The Company has low risk securities (money market funds) and bank accounts which are as follows:

	As at
(€ in thousands)	June 30, 2016	December 31, 2015
Money market funds	17,902	32,282
Bank accounts	33,687	46,762
Total	51,588	79,044

As at June 30, 2016, the contractual maturities of loans and interest are as follows:

(€ in thousands)	2016	2017	2018	2019 - thereafter	Total
Capital loans
Repayment of loans	-	-	-	18,000	18,000
Interest expenses	-	-	-	10,096	10,096
R&D loans
Repayment of loans	-	538	538	1,614	2,690
Interest expenses	-	22	16	16	54
Total	-	560	554	29,726	30,840

As at June 30, 2016, the Company also had accounts payables of €1,638 thousand and other current liabilities of €6,878 thousand due within one year.

11.	Share Capital

Movements in the Company’s shares outstanding, treasury shares and total registered shares during the six months ended June 30, 2016 are shown in the table below.

Number of shares	Outstanding shares	Treasury shares	Total registered shares
As at January 1, 2016	978,253,983	108,686,288	1,086,940,271
Share options and RSU exercised	2,667,812	-	2,667,812
Shares cancelled	-	(106,088,336)	(106,088,336)
As at June 30, 2016	980,921,795	2,597,952	983,519,747

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The Company’s total authorized number of shares is 983,519,747. All issued shares are fully paid. The shares have no par value. On June 30, 2016 the total number of shares held in treasury represented approximately 0.3% (December 31, 2015: 9.99%) of the total registered shares. Treasury shares have been issued without consideration for the purpose of the Company’s share-based compensation plans.

12.	Share Based Payments

The condensed consolidated financial statements do not include all disclosures for share based payments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2015.

(a)	Stock Option Plan 2011 and Equity Incentive Plan 2011

The Stock Option Plan 2011, primarily for European employees, and the Equity Incentive Plan 2011, primarily for US employees, were approved at the Company’s 2011 general shareholders’ meeting as part of the Company’s incentive scheme determined by the Board of Directors. These plans contain both a service requirement condition at vesting and individual specified non-market performance targets during the year of grant.

i.	Stock Option Plan 2011

The fair value of the options was determined at the grant date by using the Black-Scholes option valuation model and expensed over the vesting period. The maximum number of stock options that could be awarded under the plan was 7,401,000, in three equal tranches designated as 2011A, 2011B and 2011C.

There were no options outstanding for the 2011A or 2011B tranches as at December 31, 2015. The changes in the number of options in the plan during the three months ended June, 2016 is shown in the table below.

Number of options	2011C
Outstanding at January 1, 2016	1,957,500
Exercised	(1,522,500)
Redeemed according to the Acorda Tender Offer	(435,000)
Outstanding at June 30, 2016	-

All options were fair valued at grant date and recognized as an expense, over the vesting period, to personnel expenses included in research and development costs and general and administrative costs based on the employee’s function over the vesting period. The expense recognized during the six months ended June 30, 2016 was €0 (the expense for six months ended June 30, 2015 was €46 thousand). The subscription price for all options is €0.01.

ii.	Equity Incentive Plan 2011

The Equity Incentive Plan 2011 includes three consecutive discretionary periods, calendar years 2011 (2011A), 2012 (2011B) and 2013 (2011C) in which the restricted share units may be granted. Each discretionary period is followed by an approximately two year vesting period, ending on January 5, 2014, January 5, 2015 and January 5, 2016, respectively after which the Company’s shares will be delivered to employees on the basis of the granted share units. A maximum of 4,599,000 shares may be delivered under the plan, but there is no maximum that can be issued in any one year. As at December 31, 2015, all shares had been delivered under the 2011A and 2011B tranches.

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The changes in the number of share units in the plan during the six months ended June 30, 2016 is shown in the table below.

Number of share units	2011C
Outstanding at January 1, 2016	640,000
Exercised	(615,000)
Redeemed according to the Acorda Tender Offer	(25,000)
Outstanding at June 30, 2016	-

The fair value of the restricted share units was determined as the closing share price for Biotie share on the grant date. The expense recognized during the six months ended June 30, 2016 was €0 (the expense for the six months ended June 30, 2015 was €8 thousand). The exercise price for all share units is €0.

(b)	Swiss Option Plan

The Company’s Swiss subsidiary, Biotie Therapies AG, also has a stock option plan approved in 2008. Vesting of the options is related to continued service to the Company. The maximum contractual term of each option is ten years. The plan has been closed to new grants from February 1, 2011. An aggregate maximum of 14,912,155 shares in Biotie Therapies Corp. has been subscribed to under the plan and such shares have been issued to Biotie Therapies AG to be further conveyed to the option holders when they potentially exercise their option rights in accordance with the terms and conditions of the option rights. The last day for the share subscriptions based on the option rights in the Swiss Option Plan is December 7, 2020.

The changes in the number of options in the plan during the three months ended June 30, 2016 is shown in the table below.

Number of options	Options	Weighted average exercise price
Outstanding at January 1, 2016	2,027,628	€0.26
Forfeitures	(78,512)
Redeemed according to the Acorda Tender Offer	(1,949,116)
Outstanding at June 30, 2016	-

The expense recognized during the six months ended June 30, 2016 was nil thousand (six months ended June 30, 2015 was €nil thousand).

(c)	Stock Option Plan 2014 and Equity Incentive Plan 2014

The Stock Option Plan 2014, primarily for European employees, and the Equity Incentive Plan 2014, primarily for US employees, were approved at the Company’s 2014 general shareholders’ meeting as part of the Company’s incentive scheme determined by the Board of Directors. These plans contain both a service requirement condition at vesting for all awards and for the management awards, designated 2014M awards, there is an additional specified market performance requirement that determines the number of awards earned.

i.	Stock Option Plan 2014

The fair value of the options was determined at the grant date by using the Black-Scholes option valuation model and expensed over the vesting period. The maximum number of options that could be awarded under the plan is 10,337,500, of which 4,320,000 are 2014M awards that are subject to an additional specified market performance requirement at vesting. The 2014M awards include an additional incentive (a market condition) for the senior management team to have a portion of their potential awards over the three

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years ending December 31, 2016 to be based solely on an increase in the share price of the Company for the vesting period. The 2014M awards will not vest unless the Company’s share price growth during that three year period is greater than 35%; however, if the share price growth is greater than 35%, there will be an increasing return up to a maximum of three times the initial awards for a share price growth of at least 100% over the three year vesting period. The 2014M market condition has been incorporated into the Black-Scholes model, by determining the probability of the share price growth increase over the three year period based on historical share price movements.

The changes in the number of options, or senior management option units in the case of the 2014M tranche, in the plan during the three months ended June 30, 2016 is shown in the table below.

Number of options /option units	2014A	2014B	2014C	2014D	2014M
Outstanding at January 1, 2016	383,750	1.151,250	389,250	1,167,750	1,440,000
Exercised	(251,875)	-	-	-	-
Redeemed according to the Acorda Tender Offer	(131,875)	(1,151,250)	(389,250)	(1,167,750)	(1,440,000)
Outstanding at June 30, 2016	-	-	-	-	-

The expense recognized during the six months ended June 30, 2016 was €314 thousand (for the six months ended June 30, 2015: €155 thousand).

ii.	Equity Incentive Plan 2014

The Equity Incentive Plan 2014 includes three consecutive discretionary periods, calendar years 2014, 2015 and 2016 in which the restricted share units, or senior management units, may be granted. Each discretionary period is followed by a subscription period of approximately two years (for 2014A, 2014C and 2014E awards) or approximately three years (for 2014B, 2014D, 2014F and 2014M awards), ending on January 5, 2016, January 5, 2017, January 5, 2018 or January 5, 2019, after which the Company’s shares will be delivered to employees on the basis of the granted share units. A maximum of 14,002,500 shares may be delivered under the plan, of which 2,520,000 are 2014M awards that are subject to an additional specified market performance requirement at vesting, which is the same as that described in the Stock Option Plan 2014 above. There is no maximum number of share units that can be awarded in any one year, but all the 2014M awards must be awarded in 2014.

The changes in the number of share units, or senior management share units in the case of the 2014M tranche, in the plan during the six months ended June 30, 2016 is shown in the table below.

Number of units	2014A	2014B	2014C	2014D	2014M
Outstanding at January 1, 2016	370,312	1,099,688	500,938	1,502,812	840,000
Forfeitures	-	(28,125)	(8,750)	(26,250)	-
Exercised	(278,437)	-	-	-	-
Redeemed according to the Acorda Tender Offer	(91,875)	(1,071,563)	(492,188)	(1,476,562)	(840,000)
Outstanding at June 30, 2016	-	-	-	-	-

The effect on the Company’s earnings for the six months ended June 30, 2016 was €215 thousand (for the three months ended June 30, 2015: €164 thousand).

(d)	Stock Option Plan 2016

The Stock Option Plan 2016 was approved by the Board of Directors based on an authorisation by the Company’s 2015 general shareholders’ meeting. The Stock Option Plan 2016 was a part of the Company’s incentive scheme and it contains a service requirement condition at vesting for all awards.

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The fair value of the options was determined at the grant date by using the Black-Scholes option valuation model and expensed over the vesting period. The maximum number of options that could be awarded under the plan is 80,000,000.

The changes in the number of options in the plan during the three months ended June 30, 2016 is shown in the table below.

Number of options /option units	2016A
Outstanding at January 1, 2016	-
Granted	34,934,440
Forfeited	(155,880)
Redeemed or returned in connection with the Acorda Tender Offer	(34,778,560)
Outstanding at June 30, 2015	-

All options were fair valued at grant date and will be recognized to personnel expenses, as research and development expenses or general and administrative expenses, over the vesting periods. The most significant inputs used to estimate the fair value of the stock options granted during the six months ended June 30, 2016 are as follows:

Option plan	2016A
Share price at grant date	€0.16
Subscription price	€0.16
Volatility*	53%
Maturity, years	5-8
Interest rate	0.06%
Expected dividends	-
Valuation model	Black-Scholes
Option fair value, €	0.07-0.09
Effect on earnings, € in thousands	967

* Expected volatility was determined by calculating the historical volatility of the Company’s share using monthly observations over corresponding maturity.

The expense recognized during the six months ended June 30, 2016 was €967 thousand (for the six months ended June 30, 2015: €nil thousand).

13.	Non-cash Transactions to Cash Flow from Operating Activities

	For the six month period ended June 30,
(€ in thousands)	2016	2015
Depreciation and amortization	141	144
Share-based compensation	1,798	374
Other adjustments	(61)	(230)
Non-cash adjustments to cash flow from operating activities	1,878	288

14.	Commitments and Contingencies

Operating lease commitments
	As at
(€ in thousands)	June 30, 2016	December 31, 2015
Due within a year	700	866
Due in 1-5 years	1,191	1,331
Due later than 5 years	-	-
Total	1,891	2,197

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Operating lease commitments comprise rent commitments for leasehold properties and lease commitments for motor vehicles, machines and equipment with leases of 3 to 5 years. The Company’s operating leases are non-cancellable and they do not include redemption or extension options.

On June 30, 2016, Biotie had outstanding contractual payment obligations (contractual commitments), primarily for contract research work services related to ongoing clinical development programs, totaling €617 thousand (December 31, 2015: €529 thousand).

15.	Transactions with Related Parties

During the periods ended June 30, 2016 and 2015, the Company’s management team was paid regular salaries and contributions to post-employment benefit schemes. Additionally, the members of the Board of Directors were paid regular Board and committee fees. No loans, advances or guarantees were made to the management team or Board of Directors as of June 30, 2016 or 2015. As of April 18, 2016 Acorda Therapeutics Inc is also a related party.

The unaudited condensed consolidated financial statements do not include all disclosures for related party transactions that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2015.

16.	Events After the Reporting Date

Biotie announced on July 19, 2016 that the Redemption Committee of the Finland Chamber of Commerce has appointed an Arbitral Tribunal consisting of three arbitrators for the redemption proceedings concerning Biotie’s minority shares. The Arbitral Tribunal comprises Professor Seppo Villa (Chairman), attorney Carita Wallgren-Lindholm and attorney Justus Könkkölä.

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KEY FIGURES

The formulas for the calculation of the key figures are presented in the notes of the consolidated financial statements for the year ended December 31, 2015

	For the six months ended June 30,		For the year ended December 31,
(€ in thousands, unless stated)	2016	2015	2015

Business development
Revenues	1,625	2,201	3,736
Personnel on average	43	38	38
Personnel at end of period	42	38	38
Research and development costs	(15,538)	(12,359)	(25,864)
Capital expenditure	7	82	108

Profitability
Operating (loss)	(29,547)	(13,597)	(29,296)
as percentage of revenues, %	(1,818.2)	(617.8)	(784.2)
(Loss) before taxes	(31,135)	(14,898)	(28,323)
as percentage of revenues, %	(1,915.9)	(676.9)	(758.1)

Financial positon
Liquid assets	51,588	94,155	79,044
Shareholders’ equity	75,177	119,477	105,720
Balance sheet total	116,867	160,043	143,702

Financial ratios
Return on equity, %	(68.8)	(34.6)	(35.8)
Return on capital employed, %	(53.0)	(26.4)	(28.2)
Equity ratio, %	65.4	75.6	74.6
Gearing, %	(41.1)	(61.5)	(55.2)

Per share data
(Loss) per share (EPS) basic, €	(0.03)	(0.03)	(0.04)
(Loss) per share (EPS) diluted, €	(0.03)	(0.03)	(0.04)
Shareholders’ equity per share, €	0.06	0.23	0.12
Dividend per share, €	-	-	-
Pay-out ratio, %	-	-	-
Effective dividend yield, %	-	-	-
P/E-ratio	-	-	-

Share price
On NASDAQ-OMX market in Helsinki
Lowest share price, €	0.15	0.14	0.14
Highest share price, €	0.30	0.26	0.26
Average share price, €	0.28	0.20	0.19
End of period share price, €	0.29	0.23	0.16
Market capitalization, € million	284.2	225.6	172.8

On NASDAQ market in the United States*
Lowest ADS price, $	13.03	16.11	12.43
Highest ADS price, $	27.96	25.39	25.39
Average ADS price, $	24.26	20.87	17.81
End of period ADS price, $	25.80	19.97	14.35
Market capitalization, $ million	317.2	243.6	195.0

Trade of shares
On NASDAQ-OMX market in Helsinki
Number of shares traded	907,517,627	115,812,568	201,081,835
as percentage of all shares, %	92.2	11.8	18.5
On NASDAQ market in the United States*
Number of ADS traded	3,997,174	2,930,000	7,421,501
as percentage of all shares (after conversion factor), %	32.5	23.9	54.6

Number of shares during the period	1,046,636,083	499,466,828	766,843,179
Number of shares at end of the period	983,519,747	980,851,935	1,086,940,271
Number of shares during the period, fully diluted	1,180,213,414	517,868,325	888,925,834
Number of shares at end of the period fully diluted	984,347,747	1,202,896,665	1,308,985,001

* All trading information in relation to shares listed on the NASDAQ market in the United States relates to the period since June 11, 2015, which was the first day of trading on that market

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Biotie Therapies Corp.

Joukahaisenkatu 6
FI-20520 Turku
Finland

Tel. +358 2 274 89 00
Fax +358 2 274 89 10

www.biotie.com

For further information please contact:

Kristian Rantala
Chief Financial Officer
email: kristian.rantala@biotie.com

Tel: +358 2 2748 900

Antero Kallio
Chief Executive Officer
email: antero.kallio@biotie.com

Tel: +358 2 2748 900

Virve Nurmi
Senior Manager, Investor Relations
email: virve.nurmi@biotie.com

Tel: +358 2 2748 900

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